1 Hershey Dr.

Smiths Falls, ON

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invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.117

CORPORATE SOCIAL RESPONSIBILITY UPDATE FROM CANOPY GROWTH, CANADIAN STUDENTS FOR SENSIBLE DRUG POLICY AND PARENT ACTION ON DRUGS

Introducing Sensible Cannabis Education: A Toolkit for Educating Youth

April 4, 2018

SMITHS FALLS, ON & TORONTO – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX: WEED) is dedicated to using its platform and resources towards meaningful CSR initiatives related to cannabis and society. Today, the Company wishes to recognize Canadian Students for Sensible Drug Policy (“CSSDP”) which, with the support of an unrestricted grant from Canopy Growth, has compiled a comprehensive cannabis education toolkit aimed at youth. Sensible Cannabis Education: A Toolkit for Educating Youth focuses on realistic and evidence-based approaches to cannabis education for young Canadians.

It is critical to support parents and educators in their ability to communicate with youth, and educate young adults on how to make healthy, responsible decisions on the use of cannabis. Created for educators and parents alike, Sensible Cannabis Education: A Toolkit for Educating Youth, provides a contextual support to adults who aim to have an informed and non-judgmental conversation with youth on cannabis responsibility.

The comprehensive toolkit addresses and contextualizes concerns surrounding issues such as: cognition, schizophrenia, lung cancer, IQ/intelligence, and frequency of use, in addition to addressing false narratives surrounding cannabis use. The toolkit also provides its readers with a framework of core concepts and values that are critical to how we approach drug education and cannabis conversations with youth from the outset. Young participants were actively involved and played an essential role in the creation of this important resource.

“Our Corporate Social Responsibility strategy is based on listening to communities and stakeholders and supporting areas where awareness and education can make positive contributions to society,” said Mark Zekulin, President, Canopy Growth. “Working with partners like PAD and CSSDP, we can use our resources to make a difference for young people in Canada and around the world.”

“Young people have a right to access and be involved in the creation of evidence-based education on cannabis, which is key to the development of youth’s health literacy in a rapidly changing legal context,” said Jenna Valleriani, Strategic Advisor, Canadian Students for Sensible Drug Policy. “Protecting all young people means including supports for youth who don’t use cannabis, but also those who will use cannabis no matter what resource is provided to them. We believe this toolkit is an important first step towards that mandate and can inform Canada’s efforts in developing pragmatic cannabis education, assist adults in having conversations about cannabis, and ground some of the common concerns and misconceptions around youth and cannabis use.”

Canopy Growth has established partnerships with CSSDP, and Parent Action on Drugs (“PAD”) with the primary objective of supporting parents and educators in their ability to communicate with young people and educate older youth to make healthy, responsible decisions about cannabis use. PAD, along with its extensive network and reach, brings thirty years’ experience developing and providing evidence-based resources and programs for youth, families and professionals concerned with substance use.

“PAD’s philosophy has always been to provide youth with the facts to enable them to make informed decisions about their drug use. This evidence-based cannabis toolkit provides important facts and information to increase knowledge as well as guidance on the approaches best suited to positively influence beliefs and motivations among youth,” said Joanne Brown, Executive Director, Parent Action on Drugs. “PAD would like to thank the CSSDP for their extensive work on this comprehensive cannabis toolkit. Going forward, it will inform PAD’s work on the development of accessible, interactive on-line resources. These tools will be designed to both educate and facilitate dialogue among parents and youth about cannabis use and associated risks. Our aim is to promote youth well-being.”

The support of this important educational toolkit builds on the Corporate Social Responsibility work that Canopy Growth continues to conduct with other national partners including MADD Canada to address cannabis-impaired driving, and the Canadian AIDS Society to develop clinical cannabis guidelines for healthcare professionals.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Parent Action on Drugs

Parent Action on Drugs (PAD) is a Canadian registered charitable organization that has addressed the issues related to youth substance use since 1983. PAD develops and disseminates a range of programs and resources for parents, youth, educators, health promoters, and communities. We aim to reduce the harms associated with the use of alcohol and other drugs through increasing informed decision making and building resiliency among youth.

About Canadian Students for Sensible Drug Policy

Canadian Students for Sensible Drug Policy (CSSDP) is a grassroots national network comprised of youth and students who are concerned about the negative impact our drug policies have on individuals and communities. CSSDP considers problematic drug use in society primarily a health issue rather than a criminal justice issue, and advocates for appropriate, evidence-based responses to reduce and prevent harm from drug use. CSSDP currently runs 12 local youth-run chapters across Canada, in addition to a national Board of Directors, and is working to increase access and awareness of harm reduction, support evidence-based legislation, and promote drug policy reform on local, national and international levels.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 1 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

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